KENNETH E. MOORE

MICHAEL K. STAUB

OF COUNSEL

JOHN F. STUART

BARNET REITNER

RICHARD J. PERRY

ASSOCIATE

ALAN P. SMITH

June 22, 2018

VIA EMAIL

Ms. Pamela Long, Assistant Director

Division of Corporation Finance, Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Pacific City Financial Corporation

Draft Registration Statement on Form S-1

Submitted April 24, 2018

CIK No. 1423869

Dear Ms. Long:

On behalf of our client, Pacific City Financial Corporation (the “Company”), we are submitting this letter and a copy of Confidential Draft Submission 2 (the “Revised Draft”) in response to your comment letter dated May 17, 2018 relating to the above-referenced Draft Registration Statement on Form S-1 submitted confidentially on April 24, 21018 (the “Draft Registration Statement”). The Revised Draft is marked to show changes from the Draft Registration Statement.

This letter is keyed to your comment letter and provides a detailed response to each of your comments. Where appropriate, we modified the Draft Registration Statement to address the issues raised in your comments. In addition, the Revised Draft includes additional changes that are intended to update, clarify and render more complete the information contained in the Draft Registration Statement, including, for example, updates relating to the Company’s financial condition and results of operations at and as of the three months ended March 31, 2018.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Ms. Pamela Long

United States Securities and Exchange Commission

June 22, 2018

Response: Company has not provided, or authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. However, the Company hereby confirms that it will provide the Staff with such written communications that are presented in the future to potential investors. The Company also confirms that is does not intend for potential investors to retain copies of any such materials.

Our Competition, page 10

2.

Please provide more detail on the methods you used in determining the Korean-American banking institutions. If you utilize any third party sources in making your conclusions, please identify those sources.

Response: The list of Korean-American banking institutions was developed by our client based upon its knowledge of the banks against which it competes in its target markets where there are significant populations of Korean-Americans. We have modified the Revised Draft in response to this comment.

We believe the responses in this letter and the modifications made to the Draft Registration Statement, as reflected in the Revised Draft, adequately address your comments. I would be happy to discuss further with you any of the responses we have given. We look forward to the Commission’s review of this response and any further comments on the Company’s Revised Draft.

Very truly yours,

/s/ Kenneth E. Moore

Kenneth E. Moore

of STUART | MOORE | STAUB

ken@stuartmoorelaw.com

KEM:mks

Encl.

cc:	Henry Kim (Pacific City Financial Corporation)
Mike Keeley (Norton Rose Fullbright US LLP)